UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Pharmion Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
71715B 40 9
(CUSIP Number of Class of Securities of Underlying Common Stock)
Steven N. Dupont
Vice President and General Counsel]
Pharmion Corporation
2525 28th Street
Boulder, Colorado 80301
(720) 564-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:

Daniel P. Meehan, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 720-566-4061	Peter H. Jakes, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 212-728-8667
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable.
Form or Registration No.: Not applicable	Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is an email communication to employees of Pharmion Corporation from Pam Herriott, Vice President of Human Resources, regarding the authorization of an Option Exchange Program by the Compensation Committee of the Board of Directors of Pharmion. Pharmion also filed today a Current Report on Form 8-K describing further details about the proposed Option Exchange Program. Pharmion hereby incorporates the Form 8-K by this reference. A copy of the Form 8-K can be found in its entirety on the SEC website at www.sec.gov, under our SEC File Number 000-50447.
At the time the Option Exchange Program commences, Pharmion will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Pharmion will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM ARE URGED READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE PROGRAM. Pharmion stockholders and option holders will be able to obtain these written materials and other documents filed by Pharmion with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders of Pharmion may obtain free copies of the documents filed with the SEC by directing a request through the Investors Relations portion of Pharmion’s website at http://www.pharmion.com or by mail to Pharmion Corporation, 2525 28th Street, Boulder, Colorado 80301, attention: Investor Relations, telephone: (720) 564-9100. You may also read and copy any reports, statements and other information filed by Pharmion with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.1	Text of an email message to Pharmion employees from Pam Herriott, Vice President, Human Resources, of Pharmion, dated February 14, 2006